SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549
                    .........................

                             FORM 15

     Certification and Notice of Termination of Registration
   Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
             of the Securities Exchange Act of 1934

                 Commission File Number 0-14976

                  FHP International Corporation
     (Exact name of registrant as specified in its charter)


                         (714) 963-7233
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

       Series B Adjustable Rate Cumulative Preferred Stock
    (Title of each class of securities covered by this Form)

                          Common Stock
         Series A Cumulative Convertible Preferred Stock
 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(a) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   [X]     Rule 12h-3(b)(1)(ii)   [ ]
     Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(2)(i)    [ ]
     Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(ii)   [ ]
     Rule 12g-4(a)(2)(ii)  [ ]     Rule 15d-6             [ ]
     Rule 12h-3(b)(1)(i)   [X]

     Approximate number of holders of record as of the certification or notice date:

            60
 ............................

     Pursuant to the requirements of the Securities Exchange Act of 1934, FHP International Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  December 15, 1995      BY: /s/ Russell D. Phillips, Jr.
                              Name:     Russell D. Phillips, Jr.
                              Title:    Assistant Secretary

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